BluePhoenix Electronic Bill Presentment Project Put into Production at
012 Golden Lines Using the BluePhoenixtm Document Modernizer Solution

Project Provides Highly Efficient and Cost-effective Customer Service for
Private and Business Customers of the Large Telecommunications Company

Cary, NC and Herzlia, Israel -February 10, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that CePost, its wholly owned subsidiary, has installed the BluePhoenix tm Document Modernizer at 012 Golden Lines, one of the leading telecommunications companies in Israel. After only 2 months of integrating the advanced online document presentment technology into 012 Golden Lines' IT environment, the new system was put into production and will eventually serve hundreds of thousands of their customers. 012 Golden Lines has received excellent feedback from its largest business customers for providing them with a much more efficient way to track their bills and process them for accounting purposes.

Document Modernizer enabled 012 Golden Lines to better serve the needs of their corporate and private customers, who can now view a copy of their bill via the Web, even before they receive it by post. The solution took the file originally created by the billing system for invoice printing purposes and converted it into an online format.

This process enables 012 Golden Lines' corporate customers, who get bills that can be hundreds of pages long, to easily review and analyze their bills online and save them locally in Excel/CSV format for accounting purposes. The streamlined billing process for these customers allows them to first view a summary page listing all the phone numbers they own with their monthly cost and usage, and then drill down to any specific number to see a listing of calls made, including calling card and 800 calls.

The solution also allows customer service agents to easily handle billing enquiries by displaying an exact copy of the customer's paper bill on their screen while talking to them. Private customers can save their bill locally as an Excel file as well as see all previous bills for the past year and get promotional offers personalized per their profile.

"We are pleased with the results of this project, which included handling technical challenges and keeping to a strict information security policy. The implementation process was quick despite the integration efforts required and provided a quality solution addressing our customers' requirements," said Joel Gilead, VP & CIO at 012 Golden Lines. "This project is just one example of the investments we make towards providing our customers with the highest standards of international and Internet customer service."

"This project perfectly illustrates the range of benefits provided by the electronic document presentment solution developed by CePost," added Orit Abelson, CEO of CePost, a wholly owned BluePhoenix subsidiary. "Document Modernizer is in the process of being integrated into the BluePhoenix modernization solution portfolio as part of a long-term strategy to increase the measurable added value our technology brings to our customers. We have started to market it internationally through BluePhoenix and are looking forward to replicating the success we have had in the Israeli market."

About 012 Golden Lines

012 Golden Lines is a leading communications company in its field in Israel. Since 1997, the company has been providing hundreds of thousands of customers with a wide range of international telephony and Internet communications services with the powerful backing of two leading groups: Fishman and Telecom Italia.

012 Business provides a wide range of communications services to business customers: Internet connectivity solutions, international dialing services, and data communications using various technologies and line speeds. 012 Business also offers a range of advanced services, such as inland and international VPN services, information security solutions, and more.

012.net, 012 Golden Lines' Internet service, provides private customers with a wide range of Internet services and advanced services for Internet. The company's Web site: www.012.net.

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

(919) 319-2270

tbelkin@bphx.com